Toll Free: 1-800-667-1870 www.elninoventures.com
FOR IMMEDIATE RELEASE

SECOND TRANCHE

BROKERED PRIVATE PLACEMENT

$1,200,000 COMPLETED

February 14, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) is pleased to announce that further to its news release of December 14, 2006 and January 8, 2007 the Company has closed the second tranche of its brokered private placement and has issued a total of 3,000,000 non-flow-through units at $0.40 per unit for total proceeds of $1,200,000.  Each unit consisted of one common share and one-half of one share purchase warrant with each full warrant entitling the holder to purchase one additional common share of the Company at a purchase price of $0.55 until February 9, 2008.

In connection with the closing of the second tranche of this financing, the Company has paid $96,000 in commission and issued 240,000 broker warrants to Canaccord Capital Corporation.  Each broker warrant entitles the holder to purchase one common share at a purchase price of $0.55 until February 9, 2008.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on June 10, 2007.

About El Niño Ventures Inc.

El Niño is an exploration stage company in the midst of a 23,500 meter drill program on the Bathurst Zinc/Base Metals Mining Camp. This is the first part of a 50,000 meter drill program that began in Oct 2006 and will continue on until March 2008. This financing will fortify that El Niño’s commitment of $5 million will be met, as stipulated in the Option/Joint Venture Agreement signed with Xstrata Zinc Canada in May 2006. Additional proceeds of this financing will be applied to the further acquisition of projects outside of Canada, and solidify El Niño position as an aggressive international mineral exploration company.

On Behalf of the Board Of Directors, Jean-Luc Roy President and COO	Further information: Toll Free 1.800.667.1870 or 604.685.1870 Email: info@elninoventures.com Fax 604.685.8045, or visit www.elninoventures.com 2303 West 41st Avenue, Vancouver, BC Canada V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
 CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.